EXHIBIT 12

STATEMENT OF COMPUTATION OF RATIOS

	Company	Predecessor
	148 Days Ended December 31, 2004	218 Days Ended August 5, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Income (loss) before income taxes, minority interest and extraordinary item	$5,732	$(7,625)	$15,780	$645	$(1,037)	$13,873

Fixed charges deducted from earnings	9,288	5,609	10,066	11,288	11,812	13,361

Earnings available for payment of fixed charges	$15,020	$(2,016)	$25,846	$11,933	$10,775	$27,234

Fixed charges:

Interest expense, net	$8,139	$4,684	$8,310	$9,420	$10,141	$11,669

Amortization of deferred financing fees	813	434	952	1,029	1,029	1,039

Portion of rent deemed to be interest	336	491	804	839	642	653

Total fixed charges	$9,288	$5,609	$10,066	$11,288	$11,812	$13,361

Ratio of earnings (deficiency) to fixed charges	1.6	(0.4)	2.6	1.1	0.9	2.0